

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Massimo Barone
Chief Executive Officer
SmartCard Marketing Systems Inc.
20C Trolley Square
Wilmington, DE 19806

> **Re: SmartCard Marketing Systems Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 4, 2022**
> **CIK No. 0000900475**

Dear Massimo Barone:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 sumitted October 4, 2022

XPay Worldwide Overview, page 13

1. We note your additional disclosure in response to our comment 7. Please augment your introductory paragraph before the table to explain what the table represents. Please draft your disclosure in a manner to avoid industry terms or jargon so a reader not familiar with your industry can understand your disclosure.

Notes to the Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-8

2.   Please describe your revenue recognition policy in greater detail and ensure your revise disclosure is specific as to the timing and nature of your performance obligation(s), rather than describing them generally. Refer to ASC 606-10-50.

General

3.   We note your response to comment 19. It remains unclear how no cost of revenue was recorded in 2021 and 2020. Please tell us how it is possible to have no costs that are directly attributable to each of your revenue streams. Refer to Rule 5-03.2 of Regulation S-X.

        You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services